Exhibit 99.1

ADECOAGRO S.A. ANNOUNCES PRICING OF UNDERWRITTEN OFFERING OF COMMON SHARES

Luxembourg, December 11, 2025 – Adecoagro S.A. (NYSE: AGRO) (“Adecoagro” or the “Company”) today announced the pricing of its previously announced underwritten offering. Adecoagro will sell 41,379,311 common shares at a price per share to the public of $7.25, resulting in gross proceeds of approximately $300.0 million. In connection with the offering, the Company has granted the underwriters a 30-day option to purchase up to an additional 1,111,035 common shares. The offering is expected to close on December 15, 2025, subject to satisfaction of customary closing conditions.

J.P. Morgan and BofA Securities are acting as global coordinators and joint book-running managers for the offering. BTG Pactual, Citigroup and Itaú BBA are acting as joint book-running managers for the offering.

Our controlling shareholder, Tether Investments S.A. de C.V., has agreed to purchase 30,344,827 common shares, and certain of our management and other investors have agreed to purchase an aggregate of 3,627,585 common shares in this offering at the public offering price.

The shares are being offered pursuant to an effective shelf registration statement that has been filed with the Securities and Exchange Commission (the “SEC”). The offering is being made only by means of a prospectus and prospectus supplement that form part of the registration statement. A preliminary prospectus supplement related to the offering has been filed with the SEC and is available on the SEC's website at http://www.sec.gov. A final prospectus supplement relating to the offering will be filed with the SEC. When available, copies of the final prospectus supplement and accompanying prospectus related to the offering may be obtained by contacting J.P. Morgan Securities LLC at c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717 or by email at prospectus-eq_fi@jpmchase.com and postsalemanualrequests@broadridge.com; BofA Securities at NC1-022-02-25, 201 North Tryon Street, Charlotte, NC 28255-0001, attn: Prospectus Department or by email at dg.prospectus_requests@bofa.com; Banco BTG Pactual S.A. - Cayman Branch, Equity Capital Markets, at 601 Lexington Ave, 57th floor, New York NY 10022 or by email at ol-ecm@btgpactual.com or by telephone at 1-212-293-4600; Citigroup at c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717 or by telephone at 1-800-831-9146; or Itau BBA USA Securities, Inc. at 540 Madison Avenue 24th Floor, New York, NY 10022, attn: Equity Sales Desk or by email at roadshowdesk@itaubba.com or IBBA-IBDECM@itaubba.com or by telephone at 1-212-710-6756.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction

About Adecoagro

Adecoagro is a leading sustainable production company in South America. Adecoagro owns 210.4 thousand hectares of farmland, and several industrial facilities spread across the most productive regions of Argentina, Brazil and Uruguay, where it produces over 3.1 million tons of agricultural products and over 1 million MWh of renewable electricity.

Cautionary Statement on Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995.

These statements are based on current expectations and assumptions as of the date of this release and involve known and unknown risks and uncertainties that could cause actual results to differ materially. These forward-looking statements may include, but are not limited to, statements regarding the Company’s ability to access the capital markets, raise future financing or sell securities pursuant to the shelf registration statement. Actual results may differ materially due to market conditions and other risks discussed in the Company’s filings with the SEC. Risks and uncertainties that may cause actual results to differ include risks disclosed in the Company’s filings with the SEC, including its Annual Report on Form 20-F for the year ended December 31, 2024, and subsequent filings.

Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date made. Except as required by law, the Company undertakes no obligation to update or revise any forward-looking statements to reflect subsequent events or circumstances.

For further information, please contact:

Victoria Cabello

IR Officer

Email: ir@adecoagro.com